Exhibit 12.1

GEORESOURCES, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands, except ratios)

	Nine Months Ended September 30,	Year Ended December 31,
	2011	2010	2009	2008	2007	2006
Fixed charges:
Interest expense and deferred financing costs (a)	$1,520	$4,712	$4,984	$4,820	$1,916	$288
Interest within rental expense (b)	136	123	125	116	82	55

Total fixed charges	$1,656	$4,835	$5,109	$4,936	$1,998	$343

Earnings:
Income (loss) from continuing operations before income taxes	40,303	32,254	14,842	21,291	7,949	4,280
Remove income from equity investees	(1,549)	(2,240)	(4,318)	(1,061)	(184)	(91)
Add fixed charges	1,656	4,835	5,109	4,936	1,998	343
Add distributed income of equity investees	1,126	3,500	2,406	653	204	—

Earnings as adjusted	$41,536	$38,349	$18,039	$25,819	$9,967	$4,532

Ratio of earnings to fixed charges	25.08	7.93	3.53	5.23	4.99	13.21

(a)	Interest expense includes interest incurred on our debt, settlement payments on our interest rate swaps accounted for as cash flow hedges and amortization of debt issuance costs.
(b)	Interest within rental expense is estimated to equal 1/3 of total rental expense.